RADICA GAMES LIMITED
                       ANNOUNCES NEW PRESIDENT OF AMERICAS

FOR IMMEDIATE RELEASE                       CONTACT:   PATRICK S. FEELY
NOVEMBER 17, 1998                                      PRESIDENT & COO
                                                       (LOS ANGELES, CALIFORNIA)
                                                       (626) 744 1150

                                                       DAVID C.W. HOWELL
                                                       EXECUTIVE V.P. & CFO
                                                       (HONG KONG)
                                                       (852) 2688 4201


(Hong Kong) Radica Games Limited (NASDAQ RADAF) announced today the appointment of Mr. Gene Murtha as President of its U.S. subsidiary Radica USA and of "the Americas." Mr. Murtha will be based in Dallas, Texas and will report to Pat Feely, President & COO of Radica Games Limited.

A 20-year veteran of the Toy and Game Industry, Mr. Murtha recently served as Mattel's Vice President of Marketing with worldwide responsibilities for the Matchbox line of products. He led a resurgence of Matchbox that has reestablished it as one of the premiere toy brands in the world. He has previously held senior marketing and R&D jobs with game companies such as Milton Bradley and Coleco, where he had responsibility for such classic brands as Scrabble, Trivial Pursuit and Parcheesi.

"GENE BRINGS WITH HIM A WEALTH OF PRODUCT AND MANAGEMENT EXPERIENCE FROM THE TOY AND GAME INDUSTRY. HE WILL STRENGTHEN OUR MANAGEMENT TEAM AND ALLOW PAT FEELY, RADICA'S COO, TO CONCENTRATE ON MORE STRATEGIC ISSUES FOR THE COMPANY," SAID BOB DAVIDS, CEO OF RADICA GAMES LIMITED. "WE WELCOME GENE AND WISH HIM A LONG AND FRUITFUL RADICA CAREER."

Radica Games Limited (Radica) is a Bermuda company headquartered in Hong Kong (NASDAQ-RADAF). Radica is a leading developer, manufacturer and distributor of electronic handheld and tabletop games. Radica has subsidiaries in the U.S.A., Canada and the U. K., and a factory in Dongguan, Southern China. More information about Radica can be found on the Internet at WWW.RADICAGAMES.COM.

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